August 28, 2009
Ms. Suying Li
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Teton Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form DEF 14A
Filed March 18, 2009
Filed No. 001-31679
Dear Ms. Li:
We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated July 14, 2009 relating to the above-captioned filings. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response immediately thereafter. In addition, our client has provided the acknowledgements requested by the Staff in a separate letter, which is annexed hereto as Appendix A.
Form 10-K for the Fiscal Year Ended December 31, 2008
Marketing and Major Customers, page 14
1.
Please advise us whether your contracts with your significant customers require them to purchase set amounts of your oil or natural gas. If such contracts obligate your significant customers to purchase set amounts, please disclose the material terms of such arrangements and file your agreements with such customers as exhibits to your filing, or tell us why you are not required to file them.

The Company does not have any contracts with significant customers requiring it to sell set amounts of oil or natural gas.

August 28, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
2.
You state that all dollar figures in this section are in thousands. However, it does not appear that you have consistently disclosed dollar figures in this section in such manner. Please revise to use a clear and consistent numbering scheme.

The Company has applied a consistent numbering scheme for disclosed dollar figures within the June 30, 2009 Form 10-Q filed on August 14, 2009 (the “2nd Quarter 10-Q”). The Company will continue to implement consistent dollar figures in its disclosures in future filings.

Liquidity and Capital Resources, page 35
3.
We note your disclosure regarding your need to obtain additional funds in the event of a borrowing base deficiency or an inability to comply with financial covenants in connection with your revolving credit facility, or in the event that your investors elect to convert the 10.75% Secured Convertible Debentures in 2009. Please revise to clarify the consequences of an inability to obtain such funds and the resulting effect on your financial position.

The Company included the following explanation in the Liquidity and Capital Resources section of its 2nd Quarter 10-Q, which describes options the Company is exploring and the consequences of the inability to obtain funding. The Company also included substantially identical disclosure in FN 2 of the notes to the Financial Statements and intends to provide similar disclosure, as necessary, in all future filings
We are exploring various alternatives with our Senior Lenders and Debenture holders as well as new sources of equity in order to improve our liquidity. In order to facilitate our evaluation of strategic alternatives, the holders of our Debentures consented to forbear with respect to interest payable July 1, 2009 until August 25, 2009. We are currently working with our Senior Lenders and Debenture holders to enter into a forbearance agreement beyond August 25, 2009, the due date of our borrowing base deficiency. The Senior Lenders (group of banks that participate in the Company’s Amended Credit Facility) and the Debenture debt holders concur with our belief that we can maximize value for all of our constituencies by seeking new equity, reinitiating a development capital program and organically growing the Company through the drillbit. We are exploring all options available to us, both financially and operationally, which includes, but is not limited to, public and/or private placement of equity or debt, conversion of the Debentures into shares of Teton common stock, merging with other companies, as well as pre-packaged or pre-negotiated bankruptcy filings under the United States Bankruptcy Code, or any combination of the above. We do not yet know which of these actions, if any, we will choose to take, and, even if taken, there can be no assurance that any such action(s) will be successful.
Off-Balance Sheet Arrangements, page 42
4.
We note your disclosure regarding contracts you believe “might be construed as off-balance sheet obligations but are normal in the day-to-day course of business in the oil and gas industry.” Please describe such contracts and provide an analysis of why you are not required to provide the disclosure required by Item 303(a)(4) of Regulation S-K with respect to such contracts.

The Company does not have any off-balance sheet obligations. As such, an analysis of these contracts is not applicable. The Company has removed this statement in its 2nd Quarter 10-Q and the Company intends to eliminate any such comments in all prospective filings.

August 28, 2009
Critical Accounting Policies and Estimates
Impairment of Oil and Gas Properties, page 43
5.
Please expand your disclosures related to the impairment test of oil and gas properties to address material implications of uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurement, the nature of these material assumptions and estimates, how you arrived at these estimates, how accurate they have been and whether they are reasonably likely to change in the future. We refer you to Financial Reporting Codification 501.14 for further guidance.

The Company intends to comply prospectively with this comment by expanding its disclosure related to the impairment test of oil and gas properties. We will include the following disclosure prospectively:
Estimates used to determine impairment bear the risk of change in the future. Estimated inputs include future commodity prices, production volumes, discount rates, and sales of comparable properties. These inputs were estimated using the best available information at the time of measurement and are subject to change in future periods. Due to the uncertainty and difficulty of measuring the estimated inputs, the Company has noted fluctuations in the estimated inputs at each measurement date. The Company expects these estimated inputs to continue to change in the future which may or may not have a material impact.
Controls and Procedures, page 81
6.
We note your disclosure regarding the design of your disclosure controls and procedures and your statement that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in ensuring that material information required to be disclosed is included in the reports that you file with the U. S. Securities and Exchange Commission. Please disclose whether your disclosure controls and procedures were also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company intends to comply prospectively with this comment by including the language for disclosure within all future filings. Below is the modified disclosure that was included in the Company’s 2nd Quarter 10-Q:
In accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2009. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is effective in ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

August 28, 2009
Note 1 — Business Description and Summary of Significant Accounting Policies, page F-7
Oil and Gas Producing Activities, page F-8
7.
You state that depletion of capitalized costs for producing oil and gas properties is provided using the units-of-production method, based on proved oil and gas reserves. Tell us whether you are complying with SFAS 19, paragraph 35, which requires that the unit cost for amortizing capitalized costs of exploratory wells and development costs under the unit-of-production method be computed on the basis of the total estimated units of proved developed reserves, rather than on the basis of all proved reserves.

The Company confirms that it is complying with SFAS 19, paragraph 35, and is depleting the capitalized costs for producing oil and gas properties based on proved developed reserves. The Company intends to comply prospectively with this comment by updating the disclosure to read as follows (updated text in bold):
Depletion of capitalized costs for producing oil and gas properties is provided on a field-by-field basis using the units-of-production method, based on proved developed oil and gas reserves.
8.
You state that the sale of a partial interest in a proved or an unproved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production depletion rate. Please explain to us how your accounting policy complies with the provisions of SFAS 19, paragraphs 45 and 46, which do not address the unit-of-production depletion rate.

The Company did not have any sales of partial interests in 2007 or 2008 that were accounted for as a cost recovery. A gain or loss on sale of partial interests will be recognized, except for those instances as described in SFAS 19, paragraphs 44 and 45. The Company intends to update the disclosure of our accounting policy to provide enhanced clarity on a prospective basis which we expect to read as follows:
The sale of a partial or entire interest in a proved or unproved property will result in the capitalized asset being removed from the books and a gain or loss on sale being recognized. In the case where the conveyance represents a joint undertaking or pooling of interests, where substantial uncertainty may exist regarding recovery of the costs associated with the retained interest, or a substantial future performance obligation exists in connection with the conveyance, no gain or loss is recognized.

August 28, 2009
Impairment of Long-Lived Assets, page F-10
9.
We note that you recorded approximately $14.3 million impairment charge to your oil and gas properties in 2008 and additional impairment charges of $1.2 million and $28.9 million in the first quarter of 2009 to continuing and discontinued operation, respectively. With regard to impairment analysis:

During 2008, the Company recognized impairment expense of $11.8 million related to Teton Noble AMI, $2.4 million related to the Washco property, and $86,000 related to the Frenchman Creek property. For the quarter ended March 31, 2009, the Company recognized impairment expense of $28.9 million related to the Piceance property, $850,000 in the Williston Basin, and $405,000 in the Central Kansas Uplift.
a.
Please describe the triggering events you considered and clarify how you have evaluated each of these events you considered and the indicators listed in paragraph 8 of SFAS 144 when determining whether a triggering event had occurred in 2008 and at March 31, 2009.

The Company reviews the carrying values of its long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to the estimated fair value. Except for the Piceance Basin impairment noted below, all impairment recognized was due to a decrease in the market price of the assets, primarily due to a decrease in commodity prices.
The Form 10-K for the Fiscal Year Ended December 31, 2008 was filed on March 5, 2009 (the “2008 Form 10-K”). On April 22, 2009, the Company signed a Purchase and Sale Agreement (“PSA”) with Puckett Land to sell the Piceance asset for $10.3 million before closing adjustments. The Company considered the signing of the PSA as a triggering event as the asset was more likely than not to be sold. The Piceance asset was impaired to agree the book carrying value to the sales price. The current worldwide economic conditions and credit crisis, coupled with low commodity prices for natural gas in the Rockies, resulted in the current market value of the assets being lower than the book carrying value.
b.	Tell us how you considered reduced commodity prices in your evaluation.
The Company uses quoted commodity prices to test impairment. The company uses NYMEX prices less a differential to the sales point. Below are the sales prices used at 12/31/08 and at 3/31/09 in each Basin.
Noble AMI — $4.71 per Mcf of gas fixed year-end price
Piceance Basin — $4.21 per Mcf of gas fixed year-end price
Williston Basin — $31.50 per Bbl of oil and $5.31 per Mcf of gas fixed year-end price
Washco Property — $32.50 per Bbl of oil and $4.71 per Mcf of gas fixed year-end price
Central Kansas Uplift — Strip pricing as follows:
2009 — $45.18 per Bbl of oil and $5.37 per Mcf of gas
2010 — $52.54 per Bbl of oil and $6.67 and $5.37 per Mcf of gas
2011 — $85.50 per Bbl of oil and $7.49 per Mcf of gas
2012 — $61.65 per Bbl of oil and $7.45 per Mcf of gas
2013 and beyond — $62.77 per Bbl of oil and $7.53 per Mcf of gas
The company utilized year-end pricing, as opposed to strip pricing, on all properties except for the Central Kansas Uplift. Management determined that year-end pricing was not indicative of future prices associated with the property. Strip pricing at 12/31/08 expected an increase of oil prices to approximately $70 per Bbl throughout the life of the wells, as opposed to the year-end price of approximately $45 per Bbl. Oil prices have risen since 12/31/08, which has provided support to our use of strip pricing as an estimate of future cash flows.
c.	Explain how you determined that the Piceance Basin assets deemed to be impaired by $28.9 million upon their sale in the first quarter of 2009 were not impaired at December 31, 2008.
Based on SFAS 144, the Company reviewed the undiscounted future cash flows of the Piceance property at 12/31/08 and determined the undiscounted future cash flows exceeded the net book value of the Piceance asset. The Company estimated future cash flows using the reserve and price estimates for the basin from our 12/31/08 reserve report, which was reviewed by our independent engineering firm Netherland, Sewell, and Associates, Inc (which was the same report referenced in our SFAS 69 standardized measure disclosures). As the future undiscounted cash flows exceeded the book value, we determined it was not necessary to incur an impairment loss at 12/31/08. At 3/31/09, our best estimate of the net expected future cash flow to be received from this asset were based upon the selling price listed in the signed PSA less costs to sell the asset.

August 28, 2009
d.
Tell us how you considered the variance between your calculation of the standardized measure of discounted future net cash flows of $28.2 million and $28.0 million at December 31, 2008 and 2007, respectively, and your capitalized net oil and gas properties valued at $106.5 million and $49.0 million, respectively, when you considered possible impairment. Reconcile this to your accounting policy for oil and gas properties, which says that you limit the total amount of unamortized capitalized costs for each proved property to the value of future net revenues, based on current prices and costs.

Based on SFAS 144, the impairment test is a two-tiered approach. The first test is to compare the net book value of the assets to the undiscounted future cash flows. The standardized measure disclosure is a discounted future cash flow. On a property-by-property basis, the undiscounted cash flows may or may not have exceeded the net book value. This causes the carrying value on the balance sheet to exceed the Company-wide discounted future cash flows, as certain properties passed the first test and were not subject to impairment to a discounted cash flow amount.
2007 — Net capitalized costs for oil and gas properties was $49 million and the standardized measure of discounted future net cash flows was $28.0 million at December 31, 2007. Based on SFAS 144, a property is impaired only if the net book value is greater than the undiscounted cash flows. Using the same standardized measure at December 31, 2007, the undiscounted future cash flows were $52.3 million for proved reserves and $174.2 million for proved, probable, and possible reserves. As the undiscounted cash flows exceeded the net book value, the assets were not impaired to their fair value.
2008 — Net capitalized costs for oil and gas properties was $106.5 million and the standardized measure of discounted future net cash flows was $28.2 million at December 31, 2008. Based on SFAS 144, a property is impaired only if the net book value is greater than the undiscounted cash flows. Using the same standardized measure at December 31, 2008, the undiscounted future cash flows were $52.3 million for proved reserves and $105.3 million for proved, probable, and possible reserves. The Company’s impairment calculation does not include WIP, therefore the net capitalized costs for oil and gas properties included in the impairment calculation was $98.8 million. As the undiscounted cash flows exceeded the net book value, the assets were not impaired to their fair value.
e.	Describe in detail the method(s) used for determining the fair value of the oil and gas property. We refer you to the guidance at paragraph 26 of SFAS 144.
From page F-10 of the 2008 Form 10-K:
“The fair value was determined as the discounted net present value of the future values using a 10% discount factor.”
“The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group.”
From page 9 of the Form 10-Q for the Fiscal Quarter Ended March 31, 2009:
“The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group.”

August 28, 2009
From page 11 of the Form 10-Q for the Fiscal Quarter Ended March 31, 2009:
“The fair value of the assets held for sale was valued using level 1 inputs as the fair value pertains to the Purchase and Sale agreement which is representative of a quoted price in an active market for the sale of these assets.”
Note 3 — Acquisitions of Oil and Gas Properties
2008 Acquisition, page F-15
10.
You disclose that the purchase of reserves, production and certain oil and gas properties in the Central Kansas Uplift of Kansas from Shelby Resources, LLC was funded with $40.2 million of cash and borrowing capacity available, $13 million of Teton common stock, or 2,746,128 common shares, and 625,000 shares warrant valued at $434,000. Please expand your disclosures and tell us how your valued the common stock and warrant issued for this asset acquisition. We refer you to the guidance at SFAS 141 paragraphs 22 and 51(d). Please also tell us why you considered it appropriate to exclude the accounting policy and estimate related to the business and asset acquisition from your disclosure of critical accounting policies and estimates.

The Company valued the common stock and warrants used to fund the Central Kansas Uplift purchase as follows: the common stock value was based on the Teton-Shelby Purchase & Sales Agreement which detailed the use of the average stock price from February 25, 2008 through March 31, 2008, in accordance with EITF 95-19 which was $4.84 per share. The value of the warrants was derived by using the Black Scholes Option-pricing Model with applicable inputs including the quoted market price of our stock and contractual term of the warrants. Management excluded from Critical Accounting Policies and Estimates in the MD&A the consideration paid relating to the common stock issued in the Shelby acquisition as we believed the valuation of our common stock issued in the acquisition did not involve significant judgment and was based upon quoted market prices using the guidance of EITF 95-19. Management did not believe the significance of the warrants issued in relation to the total consideration rose to a level of significance for inclusion as a critical accounting policy.
Prospective Form 10-K filings will include the following disclosure to include discussion surrounding the valuation of the common stock and warrants associated with this acquisition:
The purchase price was funded with $40.2 million of cash and borrowing capacity available under the Company’s revolving credit facility with JPMorgan Chase, $13.0 million of the Company’s common stock from February 25, 2008 through March 31, 2008 which was $4.84 as set forth within the Shelby Purchase & Sales Agreement, or 2,746,128 common shares, and 625,000 warrants valued at $434,000 using the Black-Scholes Option pricing model.
11.
With regard to your reconciliation of the purchase price paid to Shelby Resources, explain to us why the asset retirement obligation of $193 in your table is added to, rather than subtracted from, the assets acquired. It appears that this represents a liability assumed by you.

Based on SFAS 143, which states that upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long lived asset by the same amount as the liability, we recorded an asset and a liability in the amount of $193,000. The reconciliation on page F-15 shows the allocation of the purchase price capitalized asset.

August 28, 2009
Note 5 — Convertible Notes, page F-18
12.
We note the $7.8 million gain recognized from the exchange of the warrants issued in May of 2007 for shares of your common stock in 2008. To help us understand your accounting for the warrants and this exchange of the warrants for common shares, please tell us how you determined the warrants qualified for derivative accounting and the authoritative literature that supports your decision. Also clarify for us how the gain was calculated.

In accordance with EITF 00-19, the embedded feature, the warrants, should be accounted for at its fair value and analyzed under paragraphs 12 through 32 of EITF 00-19 to determine whether the embedded feature would be classified as a liability or equity. Based on the registration rights agreement, the Company is required to net cash settle the contract if the price falls below $5.00. This fails to meet the requisite conditions for equity classification. As a result, the warrants would be treated as a liability as they are subject to registration rights that have no stated penalty and net cash settlement is assumed if the Company fails to maintain an effective registration statement. The warrants were carried on the balance sheet as a liability and marked to fair value at each reporting period. The gain recognized during 2008 represented the change in fair value of the derivative warrant liability.
Note 7 — Stockholders’ Equity
Derivative Financial Instrument, page F-22
13.
You disclose that you amended the Convertible Note agreements such that liability classification for certain derivatives was no longer required on June 28, 2007. As a result of the termination of derivative accounting treatment for certain derivatives, approximately $3.1 million was reclassified from liability to equity. To help us understand your accounting, please provide us details of the amendment made, how it affected the accounting for each of the derivatives and the authoritative literature that supports your accounting.

The change to the amendment was stated in the 2007 Form 10-K, FN5 as follows: “On June 28, 2007, the Company amended the Convertible Notes with the holders to, among other things, change the conversion terms at maturity from a variable conversion price to a fixed $5.00 conversion price as the floor at maturity and to modify the anti-dilution protections to fix the $5.00 price as the floor.” In accordance with EITF 06-07 “Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in SFAS No. 133,” which states that when an embedded conversion option in a convertible debt instrument no longer meets the bifurcation criteria in SFAS No. 133, an issuer should account for the previously bifurcated conversion option by reclassifying the carrying amount of the liability for the conversion option (its fair value on the date of reclassification) to shareholders’ equity. Thus the compound derivative was adjusted to fair value on the Amendment Date and was reclassified to stockholders’ equity at its re-measured value. Additionally, the Detachable Warrants associated with the Senior Subordinated Convertible Notes are derivative financial instruments that do not meet all of the requisite conditions for equity classification, as provided in paragraphs 12 through 32 of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”

August 28, 2009
Note 12 — Supplemental Oil and Gas Disclosures, page F-29
14.
We note that your calculation of the standardized measure as of the years ended December 31, 2006 to 2008 do not include deductions for future income tax expenses. Explain to us your basis for this calculation. As part of your response, explain how your calculation complies with the requirements of SFAS 69, par. 30(c). In this regard, note that future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise’s proved oil and gas reserves.

Based on SFAS 69, paragraph 30(c), which states that the future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise’s proved oil and gas reserves, we did not include anticipated future income expense due to Net Operating Loss Carry-forwards of $27.0 million, $32.5 million, and $59.5 million in each of the years ended December 31, 2006, 2007 and 2008, respectively.
Definitive Schedule 14A filed March 18, 2009
Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
The Company has confirmed to us that it will comply with the following comments in all future filings. In addition, the Company has provided an example of the disclosure it intends to use, below.
Certain Relationships and Related Transactions, page 10
15.	Please provide the disclosure required by Item 404(b) of Regulation S-K.
The Company intends to comply prospectively with this comment in all future filings as required by Item 404(b) of Regulation S-K:
Our Board is committed to maintaining the highest legal and ethical obligations and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Our Charter of the Governance and Nominating Committee requires that members of the Governance and Nominating Committee, all of whom are independent Directors, review, approve, and publicly disclose related party transactions for which such approval is required under applicable law, including Securities and Exchange Commission and the rules of the NASDAQ. The Governance and Nominating Committee, to the extent feasible, reviews related party transactions in advance to approve such transactions. Additionally, the Governance and Nominating Committee annually reviews and assesses any and all approved related party transaction to see that each transaction is in compliance with the Governance and Nominating Committee’s guidelines and that the related party transaction remains appropriate.

August 28, 2009
We have determined that the Corporate Governance and Nominating Committee shall, subject to certain defined exceptions, review and approve any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which we are a participant; and any “Related Person” has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).
We define a “Related Person” to be:
• any of our senior officers (which shall include at a minimum each Executive Vice President and any Section 16(a) officer) or Directors;
• a shareholder owning (either directly or beneficially) in excess of 5 percent of our outstanding stock;
• a person who is an immediate family member of any of the foregoing; or
• an entity which is owned or controlled by someone listed above, or an entity in which someone listed above has a substantial ownership interest or control of such entity.
Immediate family member includes a person’s spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person’s home (other than a tenant or employee).
The Governance and Nominating Committee has determined that matters involving compensation and compensated-related issues with our senior officers are the province of our Compensation Committee. Our Compensation Committee reviewed the general types of related party transactions described below and determined that each of the following transactions, which were approved by our Compensation Committee, fit within our guidelines.

August 28, 2009
Director Compensation, page 12
16.
We note your disclosure that your outside directors were granted shares of restricted stock in 2008. Please disclose by footnote to the appropriate column in your table in page 11 the grant date fair value of each such award computed in accordance with FAS 123R. See Instruction to Item 402(k)(iii) and (iv) of Regulation S-K. In addition, please provide a description of all standard compensation arrangement, including those in which the directors may be granted equity awards.

The Company has provided the requested disclosure in the following Director Compensation Table, which has been marked to show changes from the table included in our Definitive 14A:
DIRECTOR COMPENSATION

					Change in
					Pension
					Value and
				Non-Equity	Nonqualified
	Fees Earned			Incentive	Deferred
	or Paid in	Stock	Options	Plan	Compensation	All Other
	in Cash	Awards(1)	Awards	Compensation	Earnings	Compensation	Total

James J. Woodcock, Non-Executive Chairman(2)	$112,000	$242,400	$—	$—	$—	$152,890	$507,290
John T. Connor, Jr.(3)	$56,000	$—	$—	$—	$—	$—	$56,000
Thomas F. Conroy(4)	$56,000	$—	$—	$—	$—	$—	$56,000
Robert F. Bailey(5)	$56,000	$174,267	$—	$—	$—	$—	$230,267
Bill I. Pennington(6)	$56,000	$73,600	$—	$—	$—	$—	$129,600

(1)
The amount shown in the table reflects the dollar amount of expense recognized for fiscal 2008 financial statement reporting purposes of the outstanding stock awards held by the Directors, in accordance with Statement of Financial Accounting Standard No. 123R (“FAS 123R”).

(2)
For the period ended December 31, 2008, Mr. Woodcock received a total of 3,700 shares awarded pursuant to the exercise of warrants at $3.48 per shares which expired on June 23, 2008 and 40,000 shares of restricted stock that vested on December 31, 2008. The grant date fair value of such 40,000 shares was $6.06 per share. The aggregate number of stock awards outstanding for Mr. Woodcock at December 31, 2008 includes (i) 83,334 shares underlying warrants exercisable with an exercise price of $3.24 per share, expiring December 15, 2012, and (ii) 410,148 shares underlying options, exercisable with exercise prices ranging from $3.48 to $3.60 per share, expiring April 8, 2013 to March 30, 2014. All Other Compensation reflects amounts paid to Mr. Woodcock to cover his tax liability related to awards which vested on December 31, 2007 under the 2005 and 2006 plan years of the LTIP.

(3)
Mr. Connor did not receive any awards during fiscal 2008. The aggregate number of stock awards outstanding for Mr. Connor at December 31, 2008 includes (i) 175,000 shares underlying options, with exercise prices ranging from $3.60 to $3.71 per share, expiring August 3, 2013 to March 30, 2014. Mr. Connor announced in March 2009, that he will not stand for re-election at the Annual Meeting of the Company’s stockholders to be held on May 5, 2009.

(4)
Mr. Conroy did not receive any awards during fiscal 2008. The aggregate number of stock awards outstanding for Mr. Conroy at December 31, 2008 includes (i) 25,000 shares underlying warrants, exercisable at $3.24 per share, expiring December 15, 2012, and (ii) 103,658 shares underlying options, with exercise prices ranging from $3.48 to $3.60 per share, expiring April 8, 2013 to March 30, 2014.

(5)
For the period ended December 31, 2008, Mr. Bailey received a total of 16,000 stock awards, granted to him under the 2007 grant under the LTIP and 18,333 restricted shares that vested during the year. The 18,333 restricted shares vested as follows: 10,000 on March 31, 2008, with a grant date fair value of $4.86 per share, and 8,333 on December 31, 2008, with a grant date fair value of $5.00 per share. The aggregate number of stock awards outstanding for Mr. Bailey at December 31, 2008 includes (i) 8,333 restricted shares that vest on December 31, 2009.

~~number of stock awards outstanding for Mr. Bailey at December 31, 2008 includes (i) 8,333 restricted shares that vest on December 31, 2009.~~

(6)
For the period ended December 31, 2008, Mr. Pennington received a total of 16,000 stock awards, granted to him under the 2007 grant under the LTIP. The 16,000 shares vested on June 30, 2008, with a grant date fair value of $4.60 per share. Mr. Pennington has no stock awards outstanding at December 31, 2008.

August 28, 2009
Information About Executive Officers, page 14
17.
Provide the disclosure required by Item 401(e) of Regulation S-K for each executive officer, filling in any gaps or ambiguities with regards to time. For example, please clarify the five-year employment history of Steve Godfrey. This comment also applies to the disclosure set forth under the caption “Proposal No. 1” at page 8 regarding the business experience of directors.

Please see the following amended disclosure:

Dominic J. Bazile II
Dominic J. Bazile II was appointed as a Director in July 2008 to serve until standing for election at the annual meeting of the Company’s stockholders to be held on May 5, 2009. Mr. Bazile has served as the Company’s Executive Vice President and Chief Operating Officer since February 2007. From August 2006 until joining the Company in February 2007, Mr. Bazile was self-employed. From February 2002 to August 2006, Mr. Bazile served as Senior Vice President of Operations & Engineering for Bill Barrett Corporation. From 1996 to 2002, Mr. Bazile was Drilling Manager for Barrett Resources Corporation. Prior to 1996, Mr. Bazile served in a variety of positions for Plains Petroleum Operating Company and Gulf Oil Corporation/Chevron USA.

Bill I. Pennington
Bill I. Pennington has been a Director since September 2007. From June 2006 through August 2007, Mr. Pennington served as our CFO. From August 2004 until June 2006, Mr. Pennington was self-employed. Between 1994 and August 2004, Mr. Pennington served in several roles for Inland Resources Inc. and its predecessors, including as President, Chief Financial Officer, and as a Director.

Marc MacAluso
Marc MacAluso was appointed as a Director in March 2009, as recommended by one of the non-employee directors, to serve until standing for election at the annual meeting of the Company’s stockholders to be held on May 5, 2009. Mr. MacAluso also serves on the Board of Directors for Calgary-based Trident Resource Corporation. Since 2004, Mr. MacAluso has been a self-employed private investor and consultant to a number of energy firms throughout the US and Canada. From 2005 to 2007, he was a partner and investor in Destiny Oil & Gas, LLC. From 2001 through 2004, Mr. MacAluso served as the Chief Executive Officer and Chief Operating Officer of Inland Resources Inc. Mr. MacAluso spent seven years as Senior Vice President at TCW Asset Management Company, four years at American Exploration Company and prior to American Exploration, he spent seven years at Shell Oil Company in various technical assignments. Mr. MacAluso graduated with a B.S. in Petroleum Engineering from Texas A&M University.

Steve Godfrey
Steve Godfrey has been our Vice President of Operations since March 2008. Mr. Godfrey has over 27 years of oil and gas experience with a major emphasis on drilling, production and completion operations. From 2001 until joining the Company in 2008, Mr. Godfrey worked for Forest Oil Corporation, serving in various capacities including Director of Drilling, US-Onshore Drilling Manager and Gulf Coast Onshore Drilling Manager. Prior to Forest Oil Corporation, Mr. Godfrey spent 21 years with Texaco from 1980 until 2001, during which time he held a variety of positions including Senior Drilling/Asset Manager, North America West Area Drilling and Completion Manager and various engineering positions.

August 28, 2009
Executive Compensation, page 15
Compensation Discussion and Analysis, page 15
18.
It appears that you engage in benchmarking of compensation. Please identify the companies that comprise your peer group and explain in greater detail how the benchmarking data are considered in awarding compensation. See Item 402(b)(2)(xiv) of Regulation S-K Compliance and Disclosure Interpretations Question 118.05, found at www.sec.gov.

The Company intends to comply prospectively with this comment by providing the following disclosure in future filings:
It is our belief that the competitive environment, particularly for skilled and technically trained personnel, in the energy business in the last several years has been unprecedented. This fact, combined with extreme volatility in oil and gas prices in the second half of 2008 and into 2009, presents particular challenges for our executive compensation program. Consequently, the Committee undertakes a benchmarking analysis to other oil and gas companies in the Denver market, including companies much larger than us. From time to time, our Compensation Committee hires outside consultants as well as undertakes on its own initiative, its own internal analysis of the published compensation data of our peer group. The make-up of that peer group currently consists of: American Oil and Gas, Bill Barrett Corp., Berry Oil, Cimarex, Delta Petroleum, Gasco Exploration, Edge Petroleum, and St. Mary Land & Exploration Co.
The Committee compares the competitive data for the base salary, short term incentive compensation/bonus and long term incentive compensation for each Executive Officer. When it is available, the data also is used to determine the relationship of cash compensation to equity compensation and the proration of the long term compensation between Restricted Stock Awards and Performance Share Units. The Committee begins its comparisons of the competitive data at the 50th percentile of the peer group and then determines what, if any, individual performance warrants compensation awards above or below that level. The Committee recognizes that the public data available is fundamentally at least six months or more old and, therefore, is only a directional tool in making decisions on executive compensation, particularly in the highly competitive environment experienced in recent years. As a smaller company than most of our peers in the market, we attempt to keep our employees in the 70th percentile or better in order to be able to attract and retain top talent.
The basic tool used to encourage participation of our employee base in our equity ownership is currently Performance Share Units, which are an important foundation of equity ownership that encourage our executives to think like shareholders and be focused on long-term equity growth.
Elements of Compensation, page 18
Target Total Cash Compensation, page 18
19.	Disclose the 2008 target total cash compensation for each named executive officer.
The Company intends to comply prospectively with this comment by providing the following disclosure in future filings:
Market-Based Compensation Strategy. The Committee adopted the following market-based compensation strategy:
Pay levels are evaluated and calibrated relative to other companies of comparable size operating in the oil and gas exploration business (the “Peer Group”) as the primary market reference point. In addition, general industry data is reviewed as an additional market reference and to ensure robust competitive data.
Target total direct compensation (target total cash compensation plus the annualized expected value of long-term incentives) levels for NEOs are calibrated relative to the Peer Group.
Base salary and target total cash compensation levels (base salary plus target annual incentive) for NEOs are calibrated to the Peer Group.

August 28, 2009
The long-term incentive component of the executive compensation program is discretionary and viewed in light of the target total direct compensation level.
The Committee retains discretion, however, to vary compensation above or below the targeted percentile based upon each NEO’s experience, responsibilities and performance.
The Target Total Cash Compensation for each NEO is as follows:
Karl Arleth — $500,000
Dominic Bazile — $450,000
Lonnie Brock — $430,000
Steve Godfrey — $410,000
Rich Bosher — $315,000
Base Salary and Cash Incentive, page 18
20.
You state that incentive bonuses are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. Please revise to disclose all qualitative and quantitative performance targets or goals considered by your compensation committee with respect to your cash incentive bonus program for named executive officers. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Please clarify whether your named executive officers met such goals and objectives for 2008.

The Company intends to comply prospectively with this comment by providing the following disclosure in future filings:
Our objective is to target total direct compensation, consisting of cash salary, cash bonus and long term equity compensation at levels consistent with the surveyed companies, if specified corporate and business unit performance metrics and individual performance objectives are met. We selected this target for compensation to remain competitive in attracting and retaining talented executives. Many of our competitors are significantly larger and have financial resources greater than our own. The competition for experienced, technically proficient executive talent in the oil and gas industry is currently particularly acute, as companies seek to draw from a limited pool of such executives to explore for and develop hydrocarbons that increasingly are in more remote areas and are technologically more difficult to access.
We structure total direct compensation to the named executive officers so that most of this compensation is delivered in the form of equity awards in order to provide incentives to work toward long-term profitable growth that will enhance stockholder returns. We also structure their cash compensation so that a significant portion is at risk under the cash bonus plan, payable based on corporate, business unit and individual performance. In the following sections, we further detail each component of total direct compensation.

August 28, 2009
In determining base salary level for executive officers, the committee considers the following qualitative and quantitative factors:
•	job level and responsibilities,

•	relevant experience,

•	individual performance, and

•	recent corporate performance.
We review base salaries annually, but we do not necessarily award salary increases each year. From time to time base salaries may be adjusted other than as a result of an annual review, in order to address competitive pressures or in connection with a promotion.
Base salaries paid to the CEO is deductible for federal income tax purposes except to the extent that the executive’s aggregate compensation which is subject to Section 162(m) of the Internal Revenue Code (the “Code”) exceeds $1 million.
No incentive bonuses were paid out in respect of total year’s performance in 2008. In June of 2008, the Committee determined that the Net Asset Value metric pursuant to the 2008 LTIP grant had been met and made a payout in respect of the achievement of that transaction. Other payouts, based on yearly performance were not paid out, even if the metrics were achieved, as a result of the change in market conditions during the fall of 2008 and its impact on the stock price of the Company. The Committee determined that it could not justify an award given the overall state of the economy and the optics that any award would have, even where metrics had been met.
Equity Incentive, page 19
21.	For each named executive officer, please describe the “equity-based compensation targets” referenced at page 19 and describe how your compensation committee established such targets.
The equity compensation targets were based on factors consistent with the cash compensation targets, namely job level/responsibilities, relevant experience, anticipated individual objectives, and corporate objectives. The Committee awarded approximately 20% of the grant in each year to the CEO and tailored each other NEO’s targets accordingly based on the aforementioned factors, with the COO getting the second largest grant, the CFO the third largest grant, the Vice President of Operations receiving the fourth largest grant and the Vice President of Business Development receiving the fifth largest grant. Since the establishment of our LTIP program, the Committee has generally set vesting at 20% in year one of a grant if targets are achieved, 30% in year two if targets are achieved, and 50% in year three if targets are achieved. This is consistent with the parameters established in the plan and in furtherance of the overall corporate objective of encouraging our senior employees to pursue corporate objectives that provide for long-term value enhancement and growth for our shareholders. The Committee established the targets of Net Asset Values (“NAV”) on the belief that NAV was easily calculated and quantifiable as well as a meaningful measurement of increases in shareholder value. The Committee believed that increases in NAV of 40%, 100% and ultimately 200% from the measurement of NAV at 12/31/07 over a three-year time period were meaningful measures that, if achieved, would correspond to increases in equity value for shareholders.

August 28, 2009
22.
For each named executive officer, please disclose how your compensation committee determined the number of shares of restricted stock and the total number of performance share units granted to each named executive officer in 2008. Your disclosure should also address how your compensation committee determined the number of performance share units to grant in connection with the attainment of each target milestone of net asset value growth.

The number of performance share units vested in 2008 for each NEO is as follows:

Karl Arleth - 100,000 shares for $112,840
Dominic Bazile - 100,000 shares for $112,840
Lonnie Brock- 80,000 shares for $90,272
Rich Bosher - 40,000 shares for $45,136
Steve Godfrey - 35,000 shares for $39,494

In addition, please see the response to Question 21, which we believe is responsive to this Question 22 as well.

23.	Please explain the factors considered by your compensation committee in setting net asset value per share as the sole metric for determining the vesting of performance share units.

Please see the response to Question 21, which we believe is responsive to this Question 23 as well.
Grants of Equity-Based Awards, page 26
24.	Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to the performance stock units granted in 2008.

The Company has provided the requested disclosure in the following Grants of Equity-Based Awards Table, which has been marked to show changes from the table included in our Definitive 14A:

GRANTS OF EQUITY-BASED AWARDS

The table below provides information about equity incentive awards and other stock awards granted to the named executives during fiscal 2008. The equity incentive awards, which are described in greater detail under “Compensation Discussion & Analysis — Equity Incentive,” are based upon the achievement of specific performance levels by the Company during fiscal 2008.

								All Other	All Other
								Stock	Option
								Awards:	Awards:		Grant Date
		Estimated Future Payouts			Estimated Future Payouts			Number of	Number of	Exercise or	Fair Value
		Under Non-Equity			Under Equity			Shares of	Securities	Base Price	of Stock
		Incentive Plan Awards			Incentive Plan Awards(1)			Stock or	Underlying	of Option	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)

Karl F. Arleth CEO(2)	~~n/a~~[ ]	—	—	—	—	—	—	~~—~~500,000	—	—	~~—~~[ ]
Dominic Bazile II	~~4/14/2008~~ [ ]	—	—	—	—	—	—	~~75,000~~ 500,000	—	—	~~391,500~~ [ ]
EVP/COO(3)	4/14/2008	—	—	—	—	—	—	75,000	—	—	391,500
Lonnie R. Brock	~~1/1/2008~~ [ ]	—	—	—	—	—	—	~~20,000~~ 530,000	—	—	~~97,200~~ [ ]
EVP/CFO(4)	~~4~~1/~~14~~1/2008	—	—	—	—	—	—	~~50,000~~20,000	—	—	~~261,000~~ 97,200
	4/14/2008	—	—	—	—	—	—	50,000	—	—	261,000
Richard F. Bosher	~~2/27/2008~~ [ ]	—	—	—	—	—	—	~~10,000~~ 200,000	—	—	~~48,700~~ [ ]
VP Bus. Dev.(5)	~~4~~2/~~14~~27/2008	—	—	—	—	—	—	~~25,000~~ 10,000	—	—	~~130,500~~ 48,700
	4/14/2008	—	—	—	—	—	—	25,000	—	—	130,500
Steve Godfrey	~~3/31/2008~~ [ ]	—	—	—	—	—	—	~~15,000~~ 175,000	—	—	~~71,250~~ [ ]
VP Operations(6)	3/31/2008	—	—	—	—	—	—	15,000	—	—	71,250
William P. Brand Controller(7)	~~n/a~~ [ ]	—	—	—	—	—	—	~~—~~125,000	—	—	~~—~~[ ]

August 28, 2009
Engineering Comments
Form 10-K for the Fiscal Year Ended December 31, 2008
Business and Properties, page 3
Central Kansas Uplift, page 6
25.
We note your statement, “At $90 per barrel of oil, a 35,000 barrel EUR (and $360,000 drilling and completion costs per well, a typical well in the project has generated a 90% IRR. For new wells drilled, we will receive the posted field price for the oil, since all of the volumes under the costless hedges are committed to current production. At a realized price of $34 per barrel (which approximates the price in this area in February 2009) to Teton, a 42,000 barrel EUR well and $300,000 drilling and completion costs per well, a typical well in the project will generate a 31% IRR.” We also note that 8 of the 18 wells that you drilled here were not economic. This presentation of hypothesized recovery and associated financial return does not appear to consider geologic risk, to honor the adjacent productive location criterion for proved undeveloped reserves or to utilize proved Estimated Ultimate Recoveries that have been demonstrated in the immediate area. Please amend your document to modify this discussion to include only proved reserves (as defined in Rule 4-10(a)(2)(3)(4) of Regulation S-X) and the associated financial returns as calculated under current economic conditions per paragraph 30 of FAS 69. You may refer to Instruction 5 to Item 102 of Regulation S-K. This comment also applies to similar disclosures under “Frenchman Creek” and “South Frenchman Creek” on page 7 and “Williston Basin” on page 8.

The Company intends to comply prospectively with this comment by updating the following language from page 6 of the 2008 Form 10-K (updated text in bold):

At $90 per barrel of oil, a 35,000 EUR and $360,000 drilling and completion costs per well, a typical successful well in the project has generated a 90% IRR (without taking into consideration geologic risk).

At a realized price of $34 per barrel (which approximates the price in this area in February 2009) to Teton, a 42,000 barrel EUR well and $300,000 drilling and completions costs per well, a typical successful well in the project will generate a 31% IRR (without taking ino consideration geologic risk).

As of the current date, the Company has sold its assets in the Frenchman Creek and Williston Basin. Accordingly, future filings will not include estimated recoveries related to these properties. Additionally, the Company plans to prospectively remove the language regarding estimated recovery in the South Frenchman Creek property.

August 28, 2009
Finding and Development Costs, page 12
26.
We note that your presentation of finding and development costs excludes consideration of the estimated future development cost for those proved undeveloped reserves included in the calculation. Please amend your document to add Finding and Development cost figures that include the associated future development cost estimates.

The Company intends to comply prospectively with this comment by including a Finding and Development calculation that includes multiple years to better approximate the ratio of proved reserve additions to their associated development costs.

Acreage, page 13
27.	Please amend your document to disclose material undeveloped acreage subject to expiration in each of the next three years. You may refer to paragraph 5 of SEC Industry Guide 2 for guidance.

The Company intends to comply prospectively with this comment by including a table that lists material acreage set to expire in the each of the three fiscal years following the date of the report.
Glossary, page 19
28.
We note your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of proved oil and gas reserves.

The Company intends to comply prospectively with this comment by updating the following language from page 19 of the 2008 Form 10-K:

Proved reserves — Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Proved developed reserves — Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves — Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

August 28, 2009
Supplemental Oil and Gas Disclosures, page F-29
Oil and Gas Reserves (Unaudited), page F-31
29.
FAS 69, paragraph 11 requires “appropriate explanation of significant changes” in the disclosure of proved reserves. Please amend your document to include a detailed explanation of such changes: “Revisions of estimates,” “Extensions and discoveries” and “Purchase of reserves in place” in 2008; “Revisions of estimates” and “Extensions and discoveries” in 2007.

The Company intends to comply prospectively with this comment by updating the following language from page F-31 of the 2008 Form 10-K:

The Standardized measure value increased by $241,000 from January 1, 2008 to December 31, 2008. Reductions in gas prices and the estimated production curves for the wells in the Piceance Basin contributed to the $5.4 million decrease to Revisions of previous quantity estimates. During 2008, there were 52 wells drilled in the Piceance Basin, with 30 of those wells being completed. The Piceance Basin drilling program contributed to the $5.3 million increase to Extensions discoveries. On April 2, 2008, we completed the purchase of reserves, production, and certain oil and gas properties in the Central Kansas Uplift, and we began recognizing our share of production from the 53 producing wells at the time. The increase of $20.8 million of Purchases of reserves in place was due to the purchase of the Central Kansas Uplift.

The Standardized measure value increased by $19.3 million from January 1, 2007 to December 31 2007. Increases in gas prices in the Piceance Basin contributed to the $8.4 million increase to Revisions of previous quantity estimates. The gross well count increased from 20 producing gas wells to 90 producing gas wells in 2007, with a majority of the gas wells being added in the Piceance Basin. The 2007 drilling program contributed to the $31.2 million increase to Extensions and discoveries.

************
We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours,

Kristin J. Angelino

Appendix A
August 28, 2009
Ms. Suying Li
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Teton Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 5, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form DEF 14A
Filed March 18, 2009
Filed No. 001-31679
Dear Ms. Li:
Pursuant to the Staff’s request in its letter dated July 14, 2009 relating to the above-captioned filings, Teton Energy Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 303-565-4600 if you require any further information.

Very truly yours, TETON ENERGY CORPORATION
/s/ Jonathan Bloomfield
Jonathan Bloomfield
Executive Vice President and Chief Financial Officer